AuRico Reports Fourth Quarter and Annual Financial Results

Toronto: March 25, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) reports financial results for the three months and year ended December 31, 2012. All amounts are in U.S. dollars. The Company will host a conference call on Tuesday, March 26, 2013 beginning at 10:00 a.m. Eastern Time.

Financial Highlights – Continuing Operations(1)

For the fourth quarter, the Company reported the following results from continuing operations:

  Revenues of $63.1 million

  Adjusted net earnings(2) of $13.7 million, or $0.05 per share

  Net loss of $7.4 million, or $0.03 per share, prior to a $127. 0 million non-cash goodwill charge related to the El Chanate mine, as provided under IFRS accounting standards

  Production of 41,145 gold ounces(3)

  Cash costs of $628 per gold ounce

  Operating cash flow (before changes in working capital) of $31.1 million, or $0.11 per share

For the full year, the Company reported the following results from continuing operations:

  Revenues of $163.6 million

  Adjusted net earnings(2) of $34.7 million, or $0.12 per share

  Net earnings of $29.2 million, or $0.10 per share, prior to a $127.0 million non-cash goodwill charge related to the El Chanate mine, as provided under IFRS accounting standards

  Production of 127,283 gold ounces(3)

  Cash costs of $516 per gold ounce

  Operating cash flow (before changes in working capital) of $39.1 million, or $0.14 per share

Earnings for the quarter and full year were impacted by a non-cash goodwill impairment charge related to the El Chanate mine. This non-cash charge was identified as part of the Company’s normal course value impairment testing. The charge has no impact on budgeted life of mine production or cash flow profiles.

“The sale of Ocampo in mid-December marked the completion of a two-year initiative aimed at improving the quality of our asset base in order to reposition the Company for low cost, quality production and deliver reliable, sustainable and consistent performance going forward. We have delivered on our commitment to shareholder friendly initiatives through the completion of a $300 million share buy-back in late January, as well the recent implementation of a peer leading ongoing dividend policy,” said Scott Perry, President and Chief Executive Officer. He continued, “At our cornerstone Young-Davidson mine, the construction of the mid-shaft crushing and loading infrastructure is advancing on schedule and once commissioned, will be the key catalyst in driving the Company’s growing production profile and cash flow steams over the next few years.”

(1)	Continuing operations include the Young-Davidson and El Chanate mine operations.
(2)	See the table at the end of this press release for a reconciliation of adjusted net earnings and refer to the discussion of Non- GAAP measures below.
(3)	Includes 7,127 and 26,999 pre -production gold ounces produced at Young-Davidson during the three months and year ended December 31, 2012, respectively.

Corporate Highlights

  On March 25, 2013 the Company announced that its Board of Directors has declared the Company’s initial quarterly dividend payment of $0.04 per share for the first quarter ended March 31, 2013, payable on April 18, 2013 to shareholders of record at the close of business on April 4, 2013. Using the average gold price realized during 2012, the annual dividend payment represents an equivalent of approximately 23,500 ounces of gold, or 18% of 2012 annual gold production, from continuing operations.
  On January 29, 2013 the Company announced that it had completed a US$300 million “modified Dutch auction” substantial issuer bid and subsequently purchased and cancelled 36,144,578 common shares at a price of $8.30 per share, which represented approximately 12.8% of the shares outstanding on an undiluted basis as of January 23, 2013.
  On March 25, 2013 the Company reported Proven and Probable Mineral Reserves of 6.8 million gold ounces (201,695 tonnes at 1.05 g/t), a 1.69 million ounce increase over 2011, primarily driven through reserve additions reported from the Kemess Project. Results from the Kemess Underground feasibility study outline the development of an underground block cave operation with average annual production of 105,000 ounces of gold and 44 million pounds of copper at cash costs of $213 per ounce of gold, net of by-product credits, over a mine-life of approximately 12 years.

Highlights - Continuing Operations

	Quarter Ended	Quarter Ended	Year Ended	Year Ended
(in thousands, except ounces, per share amounts, average realized prices and total cash costs)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Gold ounces produced(1)	41,145	18,080	127,283	49,395
Total cash costs per gold ounce(2)	$628	$401	$516	$449
Revenue from mining operations	$63,119	$29,696	$163,622	$83,932
Average realized gold price per ounce	$1,720	$1,661	$1,690	$1,631
Adjusted net earnings / (loss)(2)	$13,681	($7,410)	$34,729	($7,511)
Adjusted net earnings / (loss) per share, basic(2)	$0.05	($0.03)	$0.12	($0.04)
Non-cash goodwill impairment charge(3)	$127,000	-	$127,000	-
Net (loss) / earnings	($134,420)	$23,027	($97,821)	$29,295
Net (loss) / earnings per share, basic	($0.48)	$0.09	($0.34)	$0.16
Operating cash flow (before changes in working capital)	$31,148	$3,069	$39,100	$4,861
Net free cash flow(2)	($66,340)	($105,891)	($368,731)	($111,054)
1.	The quarter and year ended December 31, 2012 includes pre-production ounces from the Young-Davidson mine.
2.	See the table at the end of this press release for a reconciliation of adjusted net earnings and refer to the discussion of Non-GAAP measures below.
3.	Non-cash goodwill impairment charge related to the El Chanate mine as required under IFRS accounting standards.

Consolidated Highlights – Continuing and Discontinued Operations

	Quarter Ended	Quarter Ended	Year Ended	Year Ended
(in thousands, except ounces, per share amounts, average realized prices and total cash costs)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Gold ounces produced(1)	50,730	72,141	250,484	187,423
Total cash costs per gold ounce(2)	$736	$375	$542	($92)
Revenue from mining operations	$89,316	$154,811	$457,367	$450,115
Average realized gold price per ounce	$1,721	$1,672	$1,678	$1,599
Adjusted net earnings(2)	$29,258	$2,876	$138,074	$94,292
Adjusted net earnings per share, basic(2)	$0.10	$0.01	$0.49	$0.51
Non-cash goodwill impairment charge(3)	$127,000	-	$127,000	-
Net (loss) / earnings	($25,443)	$77,936	$33,231	$176,859
Net (loss) / earnings per share, basic	($0.09)	$0.31	$0.12	$0.96
Operating cash flow (before changes in working capital)	$34,106	$76,115	$170,375	$201,327
Net free cash flow(2)	($90,124)	($103,842)	($433,180)	($65,562)
1.	The quarter ended and year ended December 31, 2012 includes pre-production ounces from the Young- Davidson mine.
2.	See the table at the end of this press release for a reconciliation of adjusted net earnings and refer to the discussion of Non- GAAP measures below.
3.	Non-cash goodwill impairment charge related to the El Chanate mine as required under IFRS accounting standards.

El Chanate Cash Cost Guidance Revision – IFRIC 20

The Company is required to adopt the accounting standard IFRIC 20 "Stripping Costs in the Production Phase of a Surface Mine" effective January 1, 2013, as discussed in detail under “Recent Accounting Pronouncements” on page 34 of the MD&A. The adoption of IFRIC 20 will result in the capitalization of fewer stripping costs at the El Chanate mine retroactively to 2012. The estimated impact of this accounting standard will increase total cash costs reported in 2013, with a corresponding decrease in sustaining capital. The Company has therefore increased 2013 cash costs estimates to $550 to $600 per gold ounce, which includes amounts from prior periods, and decreased sustaining capital estimates to $8 to $12 million as provided in the table below. As this change relates solely to cost allocation, all-in cash cost estimates and budgeted cash flow streams have not been impacted by this new accounting standard.

2013 Operational Estimates (Revised)

2013 Operational Estimates[2] (March 25, 2013)
Gold Production (ounces)
Young-Davidson	120,000-140,000
El Chanate	70,000-80,000
Total Production	190,000-220,000
Cash Costs per Ounce
Young-Davidson[3]	$575-$675
El Chanate (revised)	$550-$600
Total Cash Costs per Ounce (revised)	$565-$645
All-in Cash Costs[1]
Young-Davidson[3]	$1,250-$1,350
El Chanate	$900-$1,000
Total All-in Cash Costs per Ounce	$1,100-$1,200
Capital Investment Program (US$000’s)
Young-Davidson
Non-recurring Growth Capital
Paste Backfill Plant	$45,000-$50,000
Shaft and Mid-Shaft Loading and Crushing Facility	$25,000-$30,000
Open Pit Mine Development	$6,000-$8,000
Sustaining Capital[4]	$59,000-$62,000
Total Capital Investment – Young Davidson	$135,000-$150,000
El Chanate
Non-recurring Growth Capital
Southeast Open Pit Expansion	$20,000-$25,000
Heap Leach Expansion	$2,000-$3,000
Sustaining Capital[4] (revised)	$8,000-$12,000
Total Capital Investment – El Chanate (revised)	$30,000-$40,000
Total Capital Investment (revised)	$165,000-$190,000
Depletion and Amortization (US$ per ounce)
Young-Davidson	$300-$310
El Chanate	$245-$255
Total Depletion and Amortization	$280-$290
Exploration (US$000’s)
Young-Davidson	Up to $3,500
El Chanate	Up to $3,500
Other Properties	Up to $8,000
Total Exploration	Up to $15,000
General and Administrative (US$000’s)[5]
Corporate G&A	$25,000
1.	All- in costs are defined as cash costs, sustaining capital, corporate general and administrative expense and exploration expense.
2.	The following currency assumptions were used to forecast 2013 estimates:
12.5:1 Mexican pesos to the US dollar
1:1 Canadian dollars to the US dollar
3.

Prior to commissioning the underground mine, cash costs are calculated on ounces produced from the open pit only. All underground costs are capitalized, and any revenue related to underground ounces sold is credited against capital.

4.	Sustaining capital is defined as capital expenditures required to maintain current levels of production.
5.	Does not include share-based compensation.

Adjusted Net Earnings Reconciliation – Fourth Quarter

(in thousands, except per share amounts)	Young- Davidson	El Chanate	Corporate & Other	Continuing Operations	Ocampo	El Cubo	Discontinued Operations	Consolidated
Net (loss) / earnings	$13,369	($110,183)	($37,606)	($134,420)	$111,254	($2,277)	$108,977	($25,443)
Adjustments: Unrealized foreign exchange (gain) / loss	-	-	($2,298)	($2,298)	($391)	-	($391)	($2,689)
Fair value adjustment on option component of convertible senior notes	-	-	$6,186	$6,186	-	-	-	$6,186
Unrealized loss on investments	-	-	$17,778	$17,778	-	-	-	$17,778
Unrealized loss on contingent consideration	-	-	$3,569	$3,569	-	-	-	$3,569
Gain on disposition of 50% interest in Orion	-	-	($6,620)	($6,620)	-	-	-	($6,620)
Other (gains) / losses and non- recurring expenses	-	-	($108)	($108)	-	-	-	($108)
El Chanate impairment charge	-	$127,000	-	$127,000	-	-	-	$127,000
NRV adjustment on Ocampo heap leach inventory	-	-	-	-	$7,778	-	$7,778	$7,778
Disposition-related costs	-	-	-	-	$6,796	-	$6,796	$6,796
Gain on disposition of Ocampo	-	-	-	-	($150,793)	-	($150,793)	($150,793)
Gain on disposition of El Cubo and GyC	-	-	-	-	-	$2,277	$2,277	$2,277
Tax impact of adjustments	-	-	$2,594	$2,594	$40,933	-	$40,933	$43,527
Adjusted net earnings	$13,369	$16,817	($16,505)	$13,681	$15,577	-	$15,577	$29,258
Earnings per share				$0.05			$0.05	$0.10

Adjusted Net Earnings Reconciliation – 2012

(in thousands, except per share amounts)	Young- Davidson	El Chanate	Corporate & Other	Continuing Operations	Ocampo	El Cubo	Australia	Discontinued Operations	Consolidated
Net (loss) / earnings	$16,109	($70,396)	($43,534)	($97,821)	$110,990	$18,871	$1,191	$131,052	$ 33,231
Adjustments: Unrealized foreign exchange loss	-	-	$10,663	$10,663	$3,907	$2,953	$2,220	$9,080	$19,743
Fair value adjustment on option component of convertible senior notes	-	-	($4,046)	($4,046)	-	-	-	-	($4,046)
Loss on extinguishment of debt	-	-	$3,945	$3,945	-	-	-	-	$3,945
Provision for settlement of lawsuit	-	-	$2,362	$2,362	-	-	-	-	$2,362
Gain on disposition of 50% interest in Orion	-	-	($6,620)	($6,620)	-	-	-	-	($6,620)
Other (gains) / losses and non-recurring expenses	-	-	($2,753)	($2,753)	-	-	-	-	($2,753)
El Chanate impairment charge	-	$127,000	-	$127,000	-	-	-	-	$127,000
NRV adjustment on Ocampo heap leach inventory	-	-	-	-	$16,070	-	-	$16,070	$16,070
Disposition-related costs	-	-	-	-	$9,161	$1,928	$1,034	$12,123	$12,123
Australia impairment charge	-	-	-	-	-	-	$22,857	$22,857	$22,857
Loss on disposition of Australia	-	-	-	-	-	-	$1,736	$1,736	$1,736
Gain on disposition of El Cubo and GyC	-	-	-	-	-	($21,785)	-	($21,785)	($21,785)
Gain on sale of Ocampo	-	-	-	-	($150,793)	-	-	($150,793)	($150,793)
Tax impact of adjustments	-	-	$1,999	1,999	$79,725	$3,234	$46	$83,005	$85,004
Adjusted net earnings	$16,109	$56,604	($37,984)	$34,729	$69,060	$5,201	$29,084	$103,345	$138,074
Earnings per share				$0.12				$0.37	$0.49

Non-GAAP Measures

The Company uses the measures adjusted net earnings, cash costs per ounce, and net free cash flow in this press release, which do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS” or “GAAP”). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other companies. The non-GAAP measures cash costs per ounce and net free cash flow are reconciled to the Company’s financial statements beginning on page 30 of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2012.

Adjusted net earnings is comprised of net earnings from both continuing and discontinued operations, adjusted for specific items. While the adjustments to net earnings in this measure include items that are recurring, adjusted net earnings is a useful measure as the unrealized gains / losses on foreign exchange, fair value adjustments on investments and derivative liabilities, and other non-recurring items do not reflect the underlying operating performance of the Company’s core mining business in the periods presented and are not necessarily indicative of future operating results.

Financial Statements and Management’s Discussion and Analysis

The financial statements and related Management’s Discussion and Analysis can be found on the Company’s website at www.auricogold.com or under the Company’s profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml (“Edgar”).

Conference Call Details

A webcast and conference call will be held on Tuesday, March 26, 2013 starting at 10:00 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access:

  Canada & U.S. Toll Free: 1-888-231-8191

  International & Toronto: 1-647-427-7450

When the Operator answers please ask to be placed into the AuRico Gold Fourth Quarter and Year-End Results Conference Call.

Conference Call Live Webcast:

The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://www.newswire.ca/en/webcast/detail/1097407/1195639

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, April 3, 2013 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-849-0833                                  Passcode: #88348780

  North America Toll Free: 1 -855-859- 2056                                     Passcode: #88348780

Archive Webcast:

The webcast will be archived for 90 days at the link provided below:

http://www.newswire.ca/en/webcast/detail/1097407/1195639 or on the Company’s website at www.auricogold.com.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Rob Chausse	Anne Day
Chief Financial Officer	Vice President, Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647- 260- 8880	1-647-260- 8880

Cautionary Statement

Certain information included in this presentation constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this presentation are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

This presentation uses the terms "measured," "indicated" and "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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